DAVENPORT SAF-T SYSTEMS

The SAF-T VEST™ will detect a fall and deploy airbags to reduce risk of injury.



davenportsaftsystems.com Minneapolis, MN











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Highlights

1. 🧑🧑⚡200+ inquiries from clinicians and consumers; 3 accelerators; 3 academic partnerships
2. 💗🥰The SAF-T VEST uses sensors and airbags to protect you in a fall from the hips to the head.
3. 👩‍⚕️👨‍🔬👨‍🔧Our clinical, engineering and scientific leads have more than 70 years of experience.
4. 💵A capture rate of just 1.2% of today's 56M+ senior market could drive $650M in sales revenue.
5. We received a U.S. Patent in January 2021 and a Launch Minnesota Innovation Grant one year later.
6. ⚙️Our early prototype already detects a fall and inflates a front airbag in less than a 1/2 second.
7. 🤝Your investment will help us build advanced models that will be tested on healthy adults.
8. 🙋❓❓Want more info? Awesome! Read our "COMPANY FAQs" under the ASK A QUESTION tab above!

Our Team



Ryan Davenport Co-founder and CEO, Davenport SAF-T Systems

Ryan Davenport just keeps achieving key milestones. Among his wins: a U.S. patent, a working 1st gen prototype, a $28,000 Innovation Grant, 3 accelerator programs, and partnerships with three universities for engineering, fall research and testing.

Our inventor, orthopedic surgeon Jay Davenport, was inspired by his experience caring for so many older adults who suffered devastating injuries from falls. These injuries often trigger the beginning of a slow decline in health from which many never recover. We must no longer accept fall injuries as an unavoidable consequence of aging.



Jay A. Davenport, M.D. Co-founder, Chief Medical Officer

Jay A. Davenport, M.D. invented the SAF-T VEST, because fall prevention efforts fall short. As an orthopedic surgeon, he treated countless older patients with devastating fall injuries. His concept moves us from fall prevention to fall protection.



Tanvi Bhatt, Ph.D. Lead Scientific Advisor

Dr. Bhatt is a professor of physical therapy and rehabilitation sciences at University of Illinois at Chicago (UIC). She has consulted with the Company since 2020 and is a leading expert in falls and the neuromechanical basis for balance recovery.



Lance Silverman, M.D. Clinical Advisor

Dr. Silverman is a board-certified member of the American Academy of Orthopaedic Surgeons and the American Orthopaedic Foot and Ankle Society. He founded his independent practice Silverman Ankle and Foot in 2005.



Mae Davenport Director of Research

Mae Davenport, Ph.D., is a professor at the University of Minnesota, and a social-behavioral human subjects researcher. She conducts social science research for human and community well-being and for their connections to the natural environment.



Joel Prevost Long-term Care Industry Advisor

Joel's experience in long-term care services spans more than 17 years. He's led campuses and communities including home care, hospice, palliative care, TCU, assisted living, long-term care, adult day and creative arts through life-long learning.



Brian Kohlbeck Financial Consultant

Brian is CFO at Phillips Distilling Company. He has extensive corporate finance experience at General Mills, Best Buy, Lands' End and Gander Mountain. He delivers business results and drives financial performance as a financial and operational lead.



Ernest Grumbles General Counsel

Ernest is an IP and business attorney representing innovation-driven startups and entrepreneurs. He works with early-stage clients to identify and protect patent, trademark and copyright assets and to launch, develop and finance

high-growth enterprise.

Our plan: 1. Reduce devastating fall injuries 2. Cut health care costs 3. Improve quality of life 4. Extend independence for seniors


SAF-T VEST™
WALK WITH
CONFIDENCE



THE PROBLEM

We all know someone—maybe an aging parent or relative, or perhaps an elderly neighbor—who suffered a terrible fall. Sadly, falls among older adults are not rare events. One in four seniors in the U.S. falls each year. That's about 14 million people falling down.


THE PROBLEM
Falls Are a Public Health Crisis



1 in 5
falls results in serious injury
2X
falling once doubles your chances of falling again
3M
fall injuries treated in ERs
39K+
deaths from falls in 2019
$50B
annual cost of fall injuries
SAF-T VEST
Source: Centers for Disease Control and Prevention

For older adults, a fall can have life-changing, even life-threatening consequences. Fall injuries are a $50 billion problem in the U.S. and it's getting worse each year.



THE SOLUTION
SAF-T VEST™
360-DEGREE FALL PROTECTION
FROM THE HIPS TO THE HEAD
SAF-T VEST

Jay A. Davenport, M.D., an orthopaedic surgeon, decided fall prevention strategies were not solving the problem. So he developed a new strategy: wearable fall protection. The SAF-T VEST.

DESIGN FEATURES
The SAF-T VEST is a reusable, wearable technology that protects older adults in a fall from any direction or angle
• Proven airbag protection
• Rapid deflation absorbs impact
• Digital alert notifies caregivers of a fall
• Styles for day/night indoor/outdoor use
• Lightweight and comfortable
SAF-T VEST

The SAF-T VEST uses sensors to detect a fall

in progress. It will inflate a system of airbags in the blink of an eye to reduce the risk of injury—from the hips to the head. It will be reusable and come in a variety of sizes and styles. Wear it over your regular clothes or pajamas.

Remember, this is a safety product—not a medical device. Think of it as a life preserver on land!



Worried about a fall? Many seniors limit their activities after a bad fall because of fears it could happen again. But not moving can make you more vulnerable to falls. Wearing the SAF-T VEST could provide the reassurance you need. Otherwise, that fear could require major life changes. [Click on the video below.]



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PROGRESS

Davenport SAF-T Systems was formed in 2017 with a single purpose—to build the SAF-T VEST and make it available to all who need it. Since then, the team has received a U.S. Patent, built a working prototype and won a an innovation grant from the state of Minnesota.

SAF-T VEST TRACTION
Recognition
BETA.MN 2023 Spring Cohort
Launch Minnesota grant winner 2022
MassChallenge 2021 Finalist
America's Most Fundable Companies Semifinalist, 2020
Minnesota Cup 2019 Semifinalist
Progress
First gen working prototype
U.S. Patent No. 10,897,938 B2
Elite roster of advisors
$70k+ investments or pledges
200+ interested customers and long-term care organizations
Research and Engineering Partners
UIC UNIVERSITY OF ILLINOIS CHICAGO
School of Engineering
St.Thomas
CAZTEK
IRON RANGE ENGINEERING
kablooe design
SAF-T VEST
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Fall injury protection is still a new concept, but the idea is catching on.

COMPETITION
TANGO BELT
Waist-belted airbag systems designed only for hip protection
D' AIR SKI
Inflating crash vests for elite downhill ski racers; other systems for motorcycling and equestrian
Not suitable for seniors
MARKET GAP
NO COMPREHENSIVE FALL INJURY PROTECTION FOR OLDER ADULTS
SAF-T VEST
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The Tango Belt and similar systems are

The Tango Belt and similar systems are designed to protect the hips, but other fracture-prone areas remain exposed. Wearable crash protection systems are used in high-speed activities, but they are not designed for older adults.

Here's why our inventor would wear the SAF-T VEST:

A CASE FOR FALL PROTECTION



Jay Davenport, M.D., 86, inventor

Lives 20 min from healthcare in rural Minnesota

Provides daily care for his wife Martha, 79



WITHOUT SAF-T VEST	WITH SAF-T VEST
• Unprotected from catastrophic fall	• Protected during a fall
• Requires extended care	• Severe injury prevented
• Loss of independence	• Maintains independence

SAF-T VEST

If Dr. Davenport had a catastrophic fall at his rural home, it might take 20 minutes or more for help to arrive. A serious injury might require him to move into a nursing home. But the SAF-T VEST is designed to protect him from injury, which would allow him to stay at home with his wife Martha.

SO WHY INVEST IN THE SAF-T VEST?

1. BE A FORCE FOR GOOD—Help us keep people safe.

2. HAVE A STAKE IN THE WORK—You win when we win.

3. PERKS—You'll get a discount if you buy our

vest.

Your investment will help us build full-scale, advanced versions that we'll test in a lab using healthy volunteers. Pilot studies will show how seniors do over time while wearing the SAF-T VEST.

OUR U.S. MARKET

The population of adults 65 and above will continue to increase for the next 40 years. More seniors means more falls.



Forward looking projections cannot be guaranteed.

OUR BUSINESS STRATEGY

We'll focus first on hospitals and nursing homes. Why? Because each year, up to a million hospital patients and half of all nursing home residents fall.




HOSPITALS
Up to 1 million patients fall in hospitals every year
NURSING HOMES
800,000 fall every year, half of all residents
SAF-T VEST
Source: Centers for Disease Control and Prevention
Source: Agency for Healthcare Research and Quality
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But we'll also sell directly to seniors and their families, because our risk of falling increases as we age. Are you an active senior who loves to walk each day? Great! When you wear the SAF-T VEST you'll reduce your risk of injury while you add up the miles!


MARKET #2: Domestic Direct To Consumer (DTC)
56 Million Adults 65+
TARGET CONSUMERS:
Fall history
Fall history with injuries
REFERRAL SOURCES:
Geriatric sub-specialists
Internists
Orthopedic surgeons
Primary care providers
Nurse practitioners
PT/OT
13 M adults will fall
43 M adults avoid falling
10 M Non-ER
3 M TO ER
TARGET CONSUMERS:
Still active, but increased risk
REFERRAL SOURCES:
Direct to consumer - online
Medical equipment retail
Primary care providers
Adult children of older adults
SAF-T VEST
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We plan to make a difference in the lives of millions. We also expect strong product demand to drive significant revenues.


MARKET #2: DTC Sizing
43M Avoid falling
13M Falls
*1.2% capture = 500k
*1.2% capture ER cases = 35k Non-ER = 115k
TODAY'S OPPORTUNITY
650,000 Units
$650M Revenue
2030 OPPORTUNITY
876,000 Units
$876M Revenue
*Compares to mobility scooter capture rate of 1.2%
Source: Forbes https://www.forbes.com/health/healthy-aging/best-mobility-scooters/
SAF-T VEST
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Forward looking projections cannot be guaranteed.

We'll extend revenues with new product launches, subscription-based connected services, and through branding partnerships

with major apparel retailers.

Future SAF-T VEST Revenue Opportunities

NEW VERSIONS WITH TECHNICAL ENHANCEMENTS
and features

CONNECTED SERVICES
Onsite vest deployment monitoring for care facilities
Remote deployment monitoring
SAF-T VEST App for advanced biometrics monitoring for IOS/Android/Google

**MAJOR APPAREL BRANDED
PARTNERSHIPS**
(E.g., LL Bean, Land's End, Patagonia)

SAF-T VEST 14

Our greatest advantage is our leadership team and expert advisors who share our mission, vision and values.

TEAM LEADERS AND EXPERTS

JAY A. DAVENPORT, M.D.
Inventor, Board-Certified
Orthopaedic Surgeon, Chief
Medical Officer, Co-founder

RYAN DAVENPORT
Co-Founder and CEO

TANVI BHAT, Ph.D.
Fall Injury Researcher,
University of Illinois at
Chicago

JOEL PREVOST
Licensed, Long-Term Care
Industry Executive

LANCE SILVERMAN, M.D.
Board-Certified Orthopaedic
Surgeon,
Silverman Ankle & Foot

MAE DAVENPORT, Ph.D.
Social Scientist,
University of Minnesota

SAF-T VEST 10

Enthusiasm for the SAF-T VEST continues to grow, among clinicians and

consumers.

RAVE REVIEWS FROM CLINICIANS

"I work for a skilled nursing facility in Pennsylvania, and we are interested in possibly trialing this vest to see how it could potentially help with preventing injuries to our residents when falling in their rooms."

-Michael L.

"I believe in your product and your team to make it happen."
-David Bolkovac, RN,
CEO, Centurion Aegis, LLC

"Interested in this product to use for high-risk injury patients who are mobile at hospital and here for extended stay due to placement issues."
-Rebecca Z., RN

"I am a nurse educator at a hospital in Everett, Washington...We would be happy to pilot your product in our hospital"
- Gale, RN



WHAT OTHERS ARE SAYING

"...highly innovative...a clever solution for preventing upper extremity and face/head impacts for forward falls.
-National Institutes of Health grant reviewer

"This is most certainly a breakthrough idea that solves a real problem."

– MNCup Reviewer

"Please hurry with this new product for accident-prone seniors like me."
-Kathy, Houston, Texas

"The advisory board has diverse experiences and expertise to move this innovation forward."

– MassChallenge Reviewer



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